

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2023

Sean Brownridge
Associate, Schulte Roth & Zabel LLP
Walt Disney Co.
919 Third Avenue
New York, NY 10022

> **Re:  Walt Disney Co.**
> **Soliciting Materials filed pursuant to Rule 14a-12 by Trian Fund Management, L.P. et al.**
> **Filed December 14, 2023**
> **File No. 001-38842**

Dear Sean Brownridge:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Soliciting Materials filed pursuant to Rule 14a-12

Press Release, page 1

1.     Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief.  Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis.  Please provide the support described for the following disclosure:

- that "...Disney has woefully underperformed its peers and its potential";
- that "[m]argins in both Disney's Direct-to-Consumer business and its consolidated media operations significantly lag peers"; and,
- that "[t]he Board, we believe, lacks objectivity as well as focus, alignment, and accountability."

Sean Brownridge
Walt Disney Co.
December 18, 2023
Page 2

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Daniel Duchovny at 202-551-3619.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions